Exhibit 20

NEWS FROM TAYLOR DEVICES, INC.
SHAREHOLDER LETTER, SPRING 2012

THIS NEWSLETTER IS DIRECTED TO ALL SHAREHOLDERS OF TAYLOR DEVICES. WE HOPE THAT IT WILL GENERATE INTEREST IN THE COMPANY, PLUS PROVIDE CURRENT FINANCIAL AND PROJECT INFORMATION.

COPIES OF THIS NEWSLETTER WILL ALSO BE CIRCULATED TO SHAREHOLDERS WHO HAVE SHARES IN BROKERAGE ACCOUNTS.

ITEM:   FINANCIAL RESULTS

Taylor Devices completed the third quarter of its fiscal year on February 29, 2012.  Comparative, unaudited, financial results for the third quarter and nine month periods are as follows:

THIRD QUARTER	F/Y 11-12	F/Y 10-11
SALES	$8,008,836	$4,979,343
NET INCOME	$514,213	$386,100
EARNINGS PER SHARE	16¢	12¢
NINE MONTHS	F/Y 11-12	F/Y 10-11
SALES	$19,363,292	$13,781,168
NET INCOME	$1,336,071	$693,713
EARNINGS PER SHARE	41¢	21¢
SHARES OUTSTANDING	3,280,848	3,225,759

The Company continues to perform at record shipment levels, and this performance is expected to continue through the balance of the fiscal year.  Order backlog is currently at $23.0 million.  Sales of both seismic and aerospace products are increasing.

ITEM:   NEW ORDERS ~ SEISMIC AND WIND

In the past quarter, the Company has received orders for dampers on the following building and bridge projects:

  Taifer Nangang Building -- Taiwan, ROC

   Farglory H90, H91, H92 Buildings -- Taiwan, ROC

    TSMC Manufacturing Buildings 15P3 and 15P4 -- Taiwan, ROC

      Win Sing Xin Yi G1 Building -- Taiwan, ROC

   Chiba Station Railway Terminal -- Japan

  World Trade Center J Bank Elevators -- New York, New York

  New Jerusalem School Gymnasium -- Tracy, California

  Galleria Shopping and Office Plaza -- Portland, Oregon

  All Saints Pedestrian Bridge -- West Bromwich, Birmingham, UK

  Three Gorges Dam Ship Lifting Structure -- China

ITEM:   NEW CONTRACTS ~ AEROSPACE AND DEFENSE

Traditionally, the defense contract funds for an upcoming calendar year are authorized in October-November of the prior year.  Funding for 2012 did not follow tradition and several expected major purchases of our products were delayed until January-February 2012.  New aerospace and defense contracts received in this quarter include:

  Landing Gear for Drone Aircraft

  Taylor Devices was awarded a multi-year production contract for nose and main landing gear struts for current production of a Remotely Piloted Air Vehicle (RPV) used by the U.S. military, other U.S. Government agencies and several allied nations.  Contract restrictions prevent publishing the name of the program.  In addition to monthly production, the customer has options to purchase additional struts for back-fit of existing aircraft.

  Vibration Isolation System for Naval Powerplant

  A contract has been received funding expedited development and production of a new specialty vibration isolation system to be used on the propulsion system of large naval combatants.  One shipset of production hardware has been ordered with additional shipsets expected in future years for all ships of this class.  The new isolation system makes extensive use of Taylor Devices' patented Hermetic Metal Bellows Dampers, currently in use on projects as diverse as the International Space Station, and the UK's Millennium Bridge in downtown London, England.

   NATO Seasparrow Missile Launcher

  The renowned Seasparrow Missile has been used for point defense on major U.S. and NATO alliance warships since the 1970s.  Taylor Devices has supplied elevation axis isolators for the Seasparrow's launcher for the life of the program.  The missile has been continuously upgraded over the years and the latest version has an increase in capability with a corresponding weight increase.  The increased weight requires a new, larger Taylor Devices product.  Production is ramping up on the new missile and the Company has received an order for eight system sets of isolators, with future orders expected periodically.

   U.S. Navy SM-3 Interceptor Missile

  Production of this new missile is also ramping up, as with the previously mentioned NATO Seasparrow.  Each SM-3 missile uses patented Taylor Devices Tension-Compression Isolators inside its launch canister.  In the summer 2011 Newsletter, the Company announced the sale of isolators for 38 missiles.  The Company has recently received orders for isolators to be used on a 2012 production run of 59 missiles.

  European Air Defense System

  This program has been in the full-scale development phase for the past few years, and the mobile launcher for the missile uses an electronically controlled suspension system built by the Company.  Taylor Devices has recently received a substantial block of funding to continue the system's development for 2012.

ITEM:   AUDITS COMPLETED TO NEW WORLD QUALITY AND ENVIRONMENTAL STANDARDS

Taylor Devices' Quality Management System is currently certified to International Aerospace Quality Standard AS9100B, and to International Quality Standard ISO 9001:2008.

In 2011, the Company was advised that the AS9100B Standard was being revised to a much more exacting series of requirements, to be known as AS9100C.  In addition, many of our export orders have started to incorporate various environmental requirements that are issued by the country to which the Company is exporting to, yet are imposed on Taylor Devices for products manufactured in the U.S.A.  The imposed environmental restrictions differ from country to country, and the Company has to be in compliance with these standards before exporting to each individual country.  To resolve this costly issue, Taylor Devices elected to pursue certification to International Environmental Standard ISO 14001:2004.  Since this is a worldwide standard, virtually all countries must accept certification to this standard in lieu of their own internal environmental standards.

As a result, Taylor Devices was recently audited by an international independent audit organization to AS9100C, ISO 9001:2008, and ISO 14001:2004.  The audits were successfully completed with only minor non-conformities, all of which are being promptly addressed.  Thus, we expect to receive our formal certifications shortly.

ITEM:   MANUFACTURING EXPANSION

In the last Newsletter, the Company announced a major expansion of manufacturing capabilities with the acquisition of three existing buildings on a 9-acre site in the city of North Tonawanda, NY.  All properties have now been purchased with full payment in cash, and work has started on renovations to the buildings.  Because of the required scope of improvements to be made to the buildings, the Company has contracted with Parsons Brinckerhoff (PB) Engineers to provide engineering and architectural services for the project.  Parsons Brinckerhoff, founded some 125 years ago, has offices worldwide and extensive experience in building renovations. PB previously completed a full environmental assessment of the buildings and surrounding lots prior to Taylor Devices' completion of the purchase.  In parallel with the engineering and architectural efforts, Taylor Devices is also pursuing various grants available from local, state and federal agencies.

The Company is on schedule for the first of the three buildings to be fully in service by summer 2012.  In addition, due to continued high shipment volumes, the largest of the three buildings has already been placed into temporary service as a warehouse and staging area for major parts prior to assembly at our existing facilities on Tonawanda Island.

The biggest challenge identified thus far is related to the largest of the buildings, formerly the shipping and warehouse building of the Buffalo Bolt Corporation.  This building has extremely strong floors, originally designed to support large crates of heavy bolts, making it ideal for mounting Taylor Devices' large machines.  Unfortunately, the previous material flow of crated bolts throughout the building did not require overhead traveling cranes, so the building lacks adequate superstructure for crane rails.

As part of the building improvements, heavy interior columns must be added inside the building to support overhead cranes in the 5-10 ton class.  The end result will be 50 foot span cranes operating in the center aisle of the 100 foot wide, 256 foot long building.  This should provide ideal primary material flow in and out of the building.

                                                                                                                                     By:   /s/Douglas P. Taylor
                                                                                                                                              Douglas P. Taylor
                                                                                                                                              President